                                   EXHIBIT 1

SELECTED FINANCIAL DATA

     The selected financial data presented below at September 30, 1997 and 1998, for the years ended September 30, 1996, 1997, and 1998 and the period from August 31, 1988 (inception) through September 30, 1998 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere herein and should be read in conjunction with those financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data presented below at September 30, 1994, 1995 and 1996, and for the years ended September 30, 1994 and 1995, are derived from audited financial statements not included herein.

                                                                                                        FROM
                                               YEARS ENDED SEPTEMBER 30,                          AUGUST 31, 1988
                         ---------------------------------------------------------------------     (INCEPTION) TO
                            1994           1995          1996           1997          1998       SEPTEMBER 30, 1998
                         -----------   ------------   -----------   ------------   -----------   ------------------
STATEMENT OF OPERATIONS
  DATA
  Revenues.............  $ 1,016,719   $    884,589   $ 4,158,038   $  1,547,554   $   590,728      $10,139,298
  Net loss.............   (4,813,341)   (10,173,001)   (6,130,241)   (11,109,242)   (8,210,548)     (53,615,988)
  Net loss per share
    (1)................  $     (0.19)  $      (0.35)  $     (0.19)  $      (0.30)  $     (0.21)
  Weighted average
    number of common
    shares outstanding
    (1)................   25,166,958     29,338,418    32,072,944     36,779,774    39,519,609

BALANCE SHEET DATA:
  Cash, cash
    equivalents and
    Short-term
    investments........  $17,402,896   $ 10,035,727   $20,374,010   $ 14,428,834     6,508,341
  Working capital......   16,837,299      8,567,966    13,759,577     11,336,627     4,819,830
  Total assets.........   18,244,299     10,954,043    22,846,879     15,727,495     7,653,800
  Convertible notes
    payable............                                 5,721,087      2,415,461     1,000,000
  Total liabilities....      847,904      1,705,443     7,778,760      3,433,569     2,064,485
  Stockholders'
    equity.............   17,396,395      9,248,600    15,068,119     12,293,926     5,589,315

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(1) The Escrow Shares outstanding in the fiscal year ended 1994 are excluded from the computation of net loss per share.

     COMPARISON OF FISCAL 1998 AND 1997

  Net Losses -- 1998 vs. 1997

     During the fiscal year ended September 30, 1998, ("fiscal 1998") the Company incurred a net loss of $8.2 million compared to a net loss of $11.1 million in the fiscal year ended September 30, 1997 ("fiscal 1997"). Factors contributing to the lower loss in fiscal 1998 compared with fiscal 1997 are discussed below.

  Revenues -- 1998 vs. 1997

     Revenues totaled $591,000 for fiscal 1998 compared to $1.5 million for fiscal 1997. Revenues for fiscal 1998 consisted of interest and other income.

     The decrease in revenues during fiscal 1998 compared to fiscal 1997 was attributable to license fees and federal research grant revenue earned in the 1997 period, and lower interest income as a result of a lower average cash balance during the 1998 period.

  Expenses -- 1998 vs. 1997

     Research and development expenses ("R&D") decreased by $4.4 million to $3.2 million during fiscal 1998 as compared to fiscal 1997. The decrease in R&D expenses during fiscal 1998 was primarily attributable to the completion of U.S. Phase 3 clinical trials in the 1997 period totaling $7.6 million. The Company's research and development expense during fiscal 1998 consisted of costs of preparation and filing the Company's NDA for docosanol cream in the first fiscal quarter of 1998 and costs related to the Company's other research and development activities. See "Business -- Research and Development."

     General and administrative expenses increased by $1.0 million to $4.0 million during fiscal 1998 from $3.0 million during fiscal 1997. The increase in expenses during fiscal 1998 is due primarily to higher legal expenses related to the following: (i) evaluation of January 1998 financing proposal presented by HealthMed, (ii) settlement with Medical Biology Institute as discussed below, and (iii) matters of litigation and potential litigation between the Company and Dr. David H. Katz, the Company's former president and chief executive officer (see "Business -- Legal Proceedings" and Note 6 to the Financial Statements). Also contributing to the increased expenses during fiscal 1998 were increased costs of legal and other expenses incurred in connection with the preparation and distribution of the proxy information to the Company's shareholders related to the Annual Meetings held in June 1998, increased investor relations activities due to engaging outside public and investor relations firms and increased fees and travel for the Company's board of directors due to an expanded board of directors and a higher number of meetings held during the fiscal year.

     Partially offsetting the overall increased general and administrative expenses for fiscal 1998 were lower expenses associated with license fees that were paid in fiscal 1997 due to the Company reacquiring the marketing rights to docosanol cream from Bristol-Myers Squibb Company. See "Comparison of 1997 and 1996".

     Sales and marketing expenses incurred in the amount of $671,000 are due primarily to the Company's preparation of its product launch of docosanol cream anticipated to be in early 1999.

     Litigation settlement costs totaling $784,000 relate primarily to costs of the settlement agreement with Medical Biology Institute. See
"Business -- Settlement Agreement with MBI" and Note 5 to the Financial Statements.

     Interest Expense decreased by $2.0 million to $95,000 during fiscal 1998. This decrease was due to lower interest expense associated with the decrease in convertible debt outstanding in the period.